                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 INTERLAND, INC.
                                 ---------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                    458726106
                                 --------------
                                 (CUSIP NUMBER)

                              RICHARD G. BOSWINKLE
                             KILPATRICK STOCKTON LLP
                                   SUITE 2800
                            1100 PEACHTREE STREET NE
                             ATLANTA, GEORGIA 30309
                                 (404) 815-6500
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 23, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [X](1)

(1) Mr. Gavranovic has previously filed a statement on Schedule 13G as further described in Item 2 below.

CUSIP No. 458726106               SCHEDULE 13D                      Page 2 of 14

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS


     Ken Gavranovic
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6.   CITIZENSHIP

     United States of America
________________________________________________________________________________
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           9,120,523
               _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         9,120,523
               _________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,120,523 shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.22%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

CUSIP No. 458726106               SCHEDULE 13D                      Page 3 of 14

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS

     Crest Partners II, L.L.C.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6.   CITIZENSHIP

     State of Delaware
________________________________________________________________________________
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           3,963,302
               _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         3,963,302
               _________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,963,302 shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.37%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 458726106               SCHEDULE 13D                      Page 4 of 14

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS

     BV Partners III, L.L.C.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6.   CITIZENSHIP

     State of Delaware
________________________________________________________________________________
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           1,648,945
               _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         1,648,945
               _________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,648,945 shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.48%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 458726106               SCHEDULE 13D                      Page 5 of 14

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS

     BancBoston Ventures, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6.   CITIZENSHIP

     100 Federal Street, Boston, MA 02110
________________________________________________________________________________
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           2,482,064
               _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         2,482,064
               _________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,482,064 shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.24%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

         This statement (the "Statement") relates to the common stock, no par value (the "Common Stock"), of Interland, Inc. (the "Issuer"), with principal executive offices located at 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia 30303.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is a group filing filed by Kenneth Gavranovic, Crest Partners II, LLC ("Crest Partners"), BV Partners III, L.L.C. ("BV Partners") and BancBoston Ventures, Inc. ("BancBoston"). Mr. Gavranovic has previously filed a statement on Schedule 13G dated February 14, 2001. This Statement is being filed to reflect that each of the reporting persons hereunder is a member of a group that owns more than five percent (5%) of the outstanding shares of the Common Stock as of the date hereof.

         Ken Gavranovic is the Chairman and Chief Executive Officer of Issuer. Mr. Gavranovic's business address is 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia 30303.

         Crest Partners is a Delaware limited liability company which serves as the sole general partner of Crest Communications Partners L.P., a Delaware limited partnership ("Crest C"), and Crest Entrepreneurs Fund L.P., a Delaware limited partnership ("Crest E"). The principal business address of each of Crest Partners, Crest C, and Crest E, is 320 Park Avenue, New York, New York 10022. The principal business of each of Crest C and Crest E is as a holding company for private equity investments and publicly traded securities. The principal business of Crest Partners is serving as the general partner of Crest C and Crest E.

         BV Partners is a Delaware limited liability company which serves as the general partner of Boulder Ventures III, L.P., a Delaware limited partnership ("Boulder"), and Boulder Ventures III (Annex), L.P., a Delaware limited partnership ("Boulder Annex"). The principal business address of each of BV Partners, Boulder and Boulder Annex is 4750 Owings Mills Blvd., Owings Mills, Maryland 21117. The principal business of each of Boulder and Boulder Annex is as a holding company for private equity investments and publicly traded securities. The principal business of BV Partners is serving as the general partner of Boulder and Boulder Annex.

         BancBoston is a Massachusetts corporation and a wholly-owned subsidiary of Bank Boston, N.A., which is a wholly-owned subsidiary of Fleet Boston Corporation. The principal business address of BancBoston is 100 Federal Street, Boston, Massachusetts 02110. The principal business of BancBoston is as a holding company for private equity investments and publicly traded securities.

         None of the reporting persons is required to disclose legal proceedings pursuant to Item 2(d) or Item 2(e).

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of all shares of Common Stock reflected herein have been adjusted for a 416.7835-for-one stock split effective March 8, 1999 and a 1.08-for-one stock split effective immediately prior to the Issuer's initial public offering in July 2000.

         On September 18, 1997 and October 7, 1997, funds in the aggregate of $50,000.00 were used by Ken Gavranovic to purchase an aggregate of 9,012,523 shares of Common Stock (the "Gavranovic Shares") through various private placements effected by the Issuer. The Gavranovic Shares do not include (x) 21,600 shares issuable to Mr. Gavranovic's mother pursuant to exercisable options or (y) 11,666 shares issuable to Mr. Gavranovic's fiancee pursuant to exercisable options and with respect to which Mr. Gavranovic disclaims beneficial ownership. The source of funds used by Mr. Gavranovic was personal funds. Mr. Gavranovic has also been granted options to purchase up to 108,000 shares of Common Stock that are currently exercisable.

         On December 2, 1999, funds in the aggregate amount of $7,774,187.38 were used by Crest C to purchase an aggregate of 3,851,432 shares of Common

         Stock (the "Crest C Shares") through a private placement effected by the Issuer. The source of funds used by Crest C in acquiring the Crest C Shares was the working capital of Crest C. Crest C disclaims beneficial ownership of all of the shares of Common Stock reflected herein in excess of its actual pecuniary interest in such shares of Common Stock.

         On December 2, 1999, funds in the aggregate amount of $225,813.12 were used by Crest E to purchase an aggregate of 111,870 shares of Common Stock (the "Crest E Shares") through a private placement effected by the Issuer. The source of funds used by Crest E in acquiring the Crest E Shares was the working capital of Crest E. Crest E disclaims beneficial ownership of all of the shares of Common Stock reflected herein in excess of its actual pecuniary interest in such shares of Common Stock.

         On December 2, 1999, funds in the aggregate amount of $3,299,460.52 were used by Boulder to purchase an aggregate of 1,549,595 shares of Common Stock (the "Boulder Shares") through a private placement effected by the Issuer. The source of funds used by Boulder in acquiring the Boulder Shares was the working capital of Boulder. Boulder disclaims beneficial ownership of all of the shares of Common Stock reflected herein in excess of its actual pecuniary interest in such shares of Common Stock.

         On December 2, 1999, funds in the aggregate amount of $200,540.38 were used by Boulder Annex to purchase an aggregate of 99,350 shares of Common Stock (the "Boulder Annex Shares") through a private placement effected by the Issuer. The source of funds used by Boulder Annex in acquiring the Boulder Annex Shares was the working capital of Boulder Annex. Boulder Annex disclaims beneficial ownership of all of the shares of Common Stock reflected herein in excess of its actual pecuniary interest in such shares of Common Stock.

         On December 2, 1999, funds in the aggregate amount of $5,000,000.90 were used by BancBoston to purchase an aggregate of 2,482,064 shares of Common Stock (the "BancBoston Shares") through a private placement effected by the Issuer. The source of funds used by BancBoston in acquiring the BancBoston Shares was the working capital of BancBoston. BancBoston disclaims beneficial ownership of all of the shares of Common Stock reflected herein in excess of its actual pecuniary interest in such shares of Common Stock.

Item 4.  PURPOSE OF THE TRANSACTION.

         The shares of Common Stock beneficially owned by the reporting persons were acquired and have been held for investment purposes in private transactions with the Issuer.

         On March 23, 2001, Issuer, Micron Electronics, Inc. ("MEI"), and Imagine Acquisition Corporation ("Merger Sub") entered in to that certain Merger Agreement, dated March 22, 2001 ("the "Merger Agreement"), pursuant to which, among other things and subject to the conditions set forth therein (including the shareholder approval of Issuer and MEI), Merger Sub will be merged with and into Issuer and Issuer will become a wholly-owned subsidiary of MEI (the "Merger"). Upon the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Issuer with Issuer remaining as the surviving corporation.

         As a result of the Merger, each outstanding share of Common Stock will be converted into the right to receive 0.861 shares (the "Exchange Ratio") of MEI's common stock, and each outstanding option to purchase Common Stock will be exchanged for an option to purchase shares of MEI's common stock according to the Exchange Ratio. The Exchange Ratio is subject to adjustment as set forth in the Merger Agreement. The foregoing summary of the Merger and the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

         In connection with the Merger, Mr. Gavranovic, Waldemar Fernandez, Crest Partners, Boulder, Boulder Annex and BancBoston entered into that certain Voting Agreement dated March 22, 2001, between MEI, Micron Technology, Inc. ("MTI") and certain shareholders of Issuer executing the signature page thereof (the "Voting Agreement"). Mr. Fernandez is a party to the Voting Agreement only in respect of 1,000,000 shares of Common Stock. Crest E is not a party to the Voting Agreement. The Voting Agreement provides, among other things, that (x) each of the parties thereto has agreed to vote all or a portion of their shares of Common Stock aggregating approximately 38% of the issued and outstanding shares of Common Stock (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other actions contemplated by the Merger Agreement, and (ii) against the approval of any proposal made in opposition to or in competition with the consummation of the Merger or any action or agreement that would be in violation of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or such reporting person under the Voting Agreement; and (y) MTI will vote all of the shares of MEI equity securities that it holds, of record or beneficially, (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger, including, but not limited to, any approval of MTI's shareholders, (ii) against the approval of any proposal made in opposition to or in competition with the consummation of the Merger or any action or agreement that would be in violation of any covenant, representation or warranty or any other obligation or agreement of MEI under the Merger Agreement or MTI under the Voting Agreement. In addition, each of the reporting persons has granted an irrevocable proxy under the Voting Agreement to the members of MEI's board of directors to vote their shares of Common Stock in accordance with the terms of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

         Other than the Merger, the Merger Agreement and the Voting Agreement described above, none of the persons reporting herein has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except as set forth above; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the Voting Agreement, the reporting persons may be deemed to be the beneficial owners of 17,994,964 shares of Common Stock (the aggregate number of shares of Common Stock subject to the Voting Agreement) representing approximately 38% of the issued and outstanding shares of Common Stock. As such, each reporting person disclaims beneficial ownership of all of the shares of Common Stock reflected herein in excess of its actual pecuniary interest in such shares of Common Stock.

         As of the date hereof, Mr. Gavranovic has sole voting power and sole dispositive power of 9,012,523 shares of Common Stock by virtue of being the record owner of such shares. Mr. Gavranovic has also been granted options to purchase up to 108,000 shares of Common Stock that are currently exercisable. As such, Mr. Gavranovic may be deemed to have beneficial ownership of such shares, constituting approximately 19.22% of the 47,348,585 outstanding shares of Common Stock. Of such shares, 9,012,523 shares, or 19.03% of the issued and outstanding shares of Common Stock, are subject to the Voting Agreement.

         As of the date hereof, Crest Partners has sole voting power and sole dispositive power of 3,963,302 shares of Common Stock by virtue of being the general partner of each of Crest C and Crest E. As such, Crest Partners may be deemed to have beneficial ownership of such shares, constituting approximately 8.37% of the 47,348,585 outstanding shares of Common Stock. Of such shares, 3,851,432 shares, or 8.13% of the issued and outstanding shares of Common Stock, are subject to the Voting Agreement.

         As of the date hereof, BV Partners has sole voting power and sole dispositive power of 1,648,945 shares of Common Stock by virtue of being the general partner of each of Boulder and Boulder Annex. As such, BV Partners may be deemed to have beneficial ownership of such shares, constituting approximately 3.48% of the 47,348,585 outstanding shares of Common Stock.

         Of such shares, 1,648,945 shares, or 3.48% of the issued and outstanding shares of Common Stock, are subject to the Voting Agreement.

         As of the date hereof, BancBoston has sole voting power and sole dispositive power of 2,482,064 shares of Common Stock. As such, BancBoston may be deemed to have beneficial ownership of such shares, constituting approximately 5.24% of the 47,348,585 outstanding shares of Common Stock. Of such shares, 2,482,064 shares, or 5.24% of the issued and outstanding shares of Common Stock, are subject to the Voting Agreement.

         None of the persons reporting on this Schedule 13D has acquired, disposed of, or engaged in any other transaction with respect to shares of Common Stock during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Gavranovic entered into a Repayment Agreement dated March 22, 2001 between Mr. Gavranovic and Issuer (the "Repayment Agreement") pursuant to which, among other things, Issuer agreed to guaranty Mr. Gavranovic's $3,400,000 obligation to Bear Stearns & Co. Inc. in exchange for Mr. Gavranovic's agreement to repay the Issuer for any amounts it pays under such guaranty. Mr. Gavranovic's repayment obligation to the Issuer is secured by a pledge of all of his shares of Common Stock. The foregoing summary of the Repayment Agreement is qualified in its entirety by reference to the copy of the Repayment Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

         Other than the Merger Agreement, the Voting Agreement and the Repayment Agreement, to the best knowledge of each of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the reporting persons and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement and Plan of Merger, dated March 22, 2001, among Micron Electronics, Inc., a Minnesota corporation, Imagine Acquisition Corporation, a Delaware corporation, and Interland, Inc., a Georgia corporation.

         2. Voting Agreement, dated March 22, 2001, between Micron Electronics, Inc., a Minnesota corporation, Micron Technology, Inc., a Delaware corporation, and the undersigned shareholders of Interland, Inc., a Georgia corporation.

         3. Repayment Agreement, dated March 22, 2001, between Kenneth Gavranovic and Interland, Inc., a Georgia corporation.

         4. Joint filing Agreement, dated April 2, 2001, between Ven Gavranovic, Crest Partners II, L.L.C., BV Partners III, LLC, and BankBoston Ventures, Inc.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 2, 2001
      -------------


                                            /s/ Kenneth Gavranovic
                                           ------------------------------------
                                           By:  Kenneth Gavranovic


                                           CREST PARTNERS II, L.L.C.


                                           By: /s/ Gregg A. Mockenhaupt
                                              ---------------------------------
                                           Name:  Gregg A. Mockenhaupt
                                           Its:  Managing Director

                                           BV PARTNERS III, LLC


                                           By: /s/ Andrew Jones
                                              ---------------------------------
                                           Name:  Andrew Jones
                                           Its:  Managing Member

                                           BANCBOSTON VENTURES, INC.


                                           By: /s/ M. Scott McCormack
                                              ---------------------------------
                                           Name: M. Scott McCormack
                                                -------------------------------
                                           Its: Vice President
                                               --------------------------------